UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                                      FORM N-54A

                  NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                       PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:  SYNTHETIC TURF CORPORATION OF AMERICA

Address of Principal Business Office:
2535 PILOT KNOB ROAD, SUITE 118
MENDOTA HEIGHTS MINNESOTA 55120

Telephone Number: (651) 452-1606

Name and address of agent for service of process: GARY BORGLUND

Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: 33-5902

[ ] The company is relying on rule 12g-2 under the Securities
Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act. The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of State of Nevada and with its principal place of business in the State of Minnesota; that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Mendota Heights and state of Minnesota on the 29th day of November, 2004.

[SEAL]

/s/ Gary Borglund
SYNTHETIC TURF COMPANY OF AMERICA
By: Gary Borglund, President and C.E.O.

Attest:

/s/ Ruth O'Connor
SYNTHETIC TURF COMPANY OF AMERICA
By: Ruth O'Connor, Asst. Secretary